Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement Nos. 333-167335, 333-167335-01, 333-167335-02 and 333-167335-03 of our report dated February 24, 2010 relating to the consolidated financial statements and consolidated financial statement schedule of PSEG Power LLC and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs for the retrospective adjustment of the consolidated financial statements for all periods presented to reflect the operations of PSEG Texas, LP and the adoption of new accounting guidance related to fair value measurements effective January 1, 2008), appearing in the Annual Report on Form 10-K of PSEG Power LLC for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Amendment No. 1 to this Registration Statement.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 18, 2010